September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood
Stephen Krikorian

	Re:	Infobird Co., Ltd
Form 20-F for the fiscal year ended December 31, 2021

Ladies and Gentlemen:

Infobird Co., Ltd (the “Company” or “we”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 8, 2022 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

To assist the Staff’s review, the Company has attached as a courtesy copy .pdf a redline copy of the proposed Amendment No. 1 to the Annual Report on Form 20-F (the “Draft Form 20-F/A”), marked against the Annual Report on Form 20-F as filed with the Commission on May 16, 2022 to show the Company’s proposed revisions in response to the Staff’s comments. All page number references contained in the Company’s responses below correspond to the page numbers in the Draft Form 20-F/A. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Draft Form 20-F/A.

In addition, the Company effected a one-for-five share consolidation effective on September 9, 2022 (the “Share Consolidation”). The Company is of the understanding that the information in the Draft Form 20-F/A, including the consolidated financial statements, is not required to be retroactively revised to reflect the Share Consolidation, as the information in the Draft Form 20-F/A, including the consolidated financial statements, shall speak as of the filing date of the Annual Report on Form 20-F as filed with the Commission on May 16, 2022, as indicated in the Explanatory Note on page ii of the Draft Form 20-F/A. If the Staff disagrees with such position, the Company would greatly appreciate the Staff’s indication of this. The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Form 20-F for the fiscal year ended December 31, 2021

Introduction, page 1

1.	Please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages iii, iv, xx, xxi, 11 and 12 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

2.	Provide prominent disclosure in this section about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages iv, v, vii and 23 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages iii, 12, 13, 15, 30, 35, 51, 66, 78 and 85 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the introduction section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership, and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages iii, vi, xx, xxi, 11, 12, 31 and 51 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

5.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages iv, vi, vii, x, xx, 11, 12, 30, 31, F-7, F-10 and F-23 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages v, xx, xxi, 15 and 16 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

7.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the registered securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages viii, 17 and 19 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

8.	In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages viii, ix and x of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

9.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on pages x - xix of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

Risk Factors

Our business generates and processes a large amount of data and we are required to comply with PRC and other applicable laws…, page 18

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your registered securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure on page 17 of the Draft Form 20-F/A accordingly as shown in the attached redline copy.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP